Exhibit A
Thomas B. Crowley
Form 4, dated June 25, 2004

As reported on a prior Form 4 dated February 13, 2004, Crowley Asset Management, L.P. ("CAM"), a California limited partnership holding shares of common stock and Class A Junior Convertible Preferred Stock ("Class A preferred stock") of the Company, transferred 184 shares of common stock and 643 shares of Class A preferred stock to the Thomas B. Crowley Jr., Grantor Retained Annuity Trust 2 ("GRAT 2"), an irrevocable trust and former limited partner of CAM (of which the reporting person is the trustee and sole current beneficiary), as a result of a redemption on February 12, 2004.  CAM is indirectly beneficially owned by the reporting person.  On the same date, GRAT 2 transferred these shares to the reporting person, in his individual capacity, and immediately thereafter the reporting person transferred these shares to the Thomas B. Crowley, Jr. Separate Property Trust (a revocable trust of which he is the trustee and the sole current beneficiary).  It was subsequently determined that CAM should have transferred 354 shares of common stock and 1,236 shares of Class A preferred stock to GRAT 2 and consequently CAM transferred an additional 170 shares of common stock and 593 shares of Class A preferred stock to GRAT 2 on June 25, 2004.  On the same date, GRAT 2 transferred these additional shares to the reporting person in his individual capacity and immediately thereafter the reporting person transferred these additional shares to the Thomas B. Crowley, Jr. Separate Property Trust.